UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

AirJoule Technologies Corp.
(Name of Issuer)

Class A common stock, par value $0.0001 per share
(Title of Class of Securities)

73919C100
(CUSIP Number)

September 30, 2024
(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons XPDI Sponsor II LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons XMS XPDI Sponsor II Holdings LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons Theodore J Brombach
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,631,412
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,631,412

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,631,412 (1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 3.19% (2)
12.	Type of Reporting Person (See Instructions) IN

(1)

Includes (i) 926,692 shares of Class A common stock (“Class A Shares”) and (ii) 704,720 Class A Shares acquirable in respect of 704,720 warrants exercisable at $11.50 per share (“Private Placement Warrants”).

(2)

Calculated based on (i) 51,016,028 Class A Shares outstanding as of August 22, 2024, as reported on the Issuer’s Form 10-K filed with the Securities and Exchange Commission on August 23, 2024, and (ii) 704,720 Class A Shares acquirable in respect of 704,720 Private Placement Warrants.

1.	Names of Reporting Persons John Yogi Spence
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,672,588
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,672,588

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,672,588 (1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 3.27% (2)
12.	Type of Reporting Person (See Instructions) IN

(1)	Includes (i) 967,868 Class A Shares and (ii) 704,720 Class A Shares acquirable in respect of 704,720 Private Placement Warrants.

(2)	Calculated based on (i) 51,016,028 Class A Shares outstanding as of August 22, 2024, as reported on the Issuer’s Form 10-K filed with the Securities and Exchange Commission on August 23, 2024, and (ii) 704,720 Class A Shares acquirable in respect of 704,720 Private Placement Warrants.

Item 1(a).	Name of Issuer

AirJoule Technologies Corp. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

34361 Innovation Drive

Ronan, MT 59864

Item 2(a).	Names of Persons Filing

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i)	XPDI Sponsor II LLC (the “Sponsor”)

(ii)	XMS XPDI Sponsor II Holdings LLC (“XMS XPDI Holdings”)

(iii)	Theodore J Brombach

(iv)	John Yogi Spence

Item 2(b).	Address of the Principal Business Office, or if none, Residence

321 North Clark Street, Suite 2440

Chicago, IL 60654

Item 2(c).	Citizenship

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities

Class A common stock, par value $0.0001 per share.

Item 2(e).	CUSIP Number

The CUSIP number for the Class A Common Stock is 73919C100.

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a (n):

Not Applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)	Percent of Class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

This filing of this Statement shall not be construed as an admission that any of the Reporting Persons are, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2024

XPDI Sponsor II LLC

By:	XMS XPDI Sponsor II Holdings LLC
Its:	Managing Member

/s/ Theodore J. Brombach
Name:	Theodore J. Brombach
Title:	Managing Member

XMS XPDI SPONSOR II HOLDINGS LLC

By:	/s/ Theodore J. Brombach
Name:	Theodore J. Brombach
Title:	Managing Member

THEODORE J. BROMBACH

/s/ Theodore J. Brombach
Theodore J. Brombach

JOHN YOGI SPENCE

/s/ John Yogi Spence
John Yogi Spence

EXHIBIT LIST

Exhibit 1	Joint Filing Agreement, dated as of November 14, 2024.